                                                                 Exhibit 99.5

    CASCADES TO FILE POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT
         FOR EXCHANGE OFFER AND TO FURTHER EXTEND EXCHANGE OFFER

KINGSEY FALLS, QUEBEC, OCTOBER 6, 2003 -- Cascades Inc. ("Cascades")
(Symbol: CAS-TSX) announced that in order to comply with the undertakings required by Item 22 of Part II of the registration statement filed by Cascades relating to its offer to exchange (the "Exchange Offer") its 7 1/4% Senior Notes due 2013, which have been registered under the U.S. Securities Act of 1933, for its outstanding 7 1/4% Senior Notes due 2013 (the "Outstanding Notes"), Cascades is required to file with the U.S. Securities and Exchange Commission (the "SEC") a post-effective amendment to the registration statement containing (i) Cascades' unaudited interim financial information as of June 30, 2003 and for the six-month periods ended June 30, 2002 and 2003, previously included in the prospectus supplement dated September 8, 2003, as amended by the prospectus supplement dated September 25, 2003, and (ii) a reconciliation of such information, which was prepared in accordance with Canadian generally accepted accounting principles, to U.S. generally accepted accounting principles.

In order to allow Cascades time to prepare and file the post-effective amendment, Cascades is extending the expiration of the Exchange Offer to 5:00 p.m. on Thursday, October 23, 2003. Cascades may extend the Exchange Offer further as contemplated by the terms of the Exchange Offer. The Exchange Offer was previously set to expire at 5:00 p.m., New York City time, on Monday, October 6, 2003. Cascades will provide notice when the post-effective amendment is declared effective by the SEC. Holders of Outstanding Notes that have previously tendered their Outstanding Notes in the Exchange Offer continue to have the right to withdraw their tenders at any time until the Exchange Offer expiration date, as extended hereby, or as may be further extended.

CASCADES INC. IS A LEADER IN THE MANUFACTURING OF PACKAGING PRODUCTS, TISSUE PAPER AND SPECIALIZED FINE PAPERS. INTERNATIONALLY, CASCADES EMPLOYS NEARLY 14,000 PEOPLE AND OPERATES CLOSE TO 150 MODERN AND VERSATILE OPERATING UNITS LOCATED IN CANADA, THE UNITED STATES, FRANCE, ENGLAND, GERMANY AND SWEDEN. CASCADES RECYCLES MORE THAN TWO MILLION TONS OF PAPER AND BOARD ANNUALLY, SUPPLYING THE MAJORITY OF ITS FIBRE REQUIREMENTS. LEADING EDGE DE-INKING TECHNOLOGY, SUSTAINED RESEARCH AND DEVELOPMENT, AND 39 YEARS OF EXPERIENCE IN RECYCLING ARE ALL DISTINCTIVE STRENGTHS THAT ENABLE CASCADES TO MANUFACTURE INNOVATIVE VALUE-ADDED PRODUCTS. CASCADES' COMMON SHARES ARE TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE TICKER SYMBOL CAS.

                                      -30-

FOR FURTHER INFORMATION:               SOURCE:

Mr. Stephane Mailhot                   Mr. Robert Hall
Director, Corporate Communications     Vice-President, Legal Affairs and Corporate
Cascades Inc.                          Secretary
(819) 363-5161                         Cascades Inc.
stephane_mailhot@cascades.com          (819) 363-5116
                                       rhall@cascades.com

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681
marc_jasmin@cascades.com